Filed by Regal Beloit Corporation
(SEC File No. 001-07283) pursuant to Rule 425
under the Securities Act of 1933, as amended,

Subject Company: Regal Beloit Corporation
(SEC File No. 001-07283)

SEC File No. for Registration Statement
on Form S-4: 333-255982

The following are excerpts from a investor presentation used by Regal Beloit Corporation (“Regal” or the “Company”):

©2021 Regal Beloit Corporation CAUTIONARY STATEMENT 2 Certain statements made in this communication are “forward - looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. This communication contains forward - looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect current estimates, expectations and projections of Regal Beloit Corporation (the “Company”) about the Company's future results, performance, prospects and opportunities. Such forward - looking statements may include, among other things, statements about the Company's future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and estimates for future periods. Forward - looking statements may also include statements relating to the proposed acquisition of Rexnord Corporation's (“Rexnord”) Process & Motion Control business (the “PMC Business”) (the “Rexnord Transaction”), the benefits and synergies of the Rexnord Transaction, future opportunities for the Company, the PMC Business and the combined company, and any other statements regarding the Rexnord Transaction or the combined company. Forward - looking statements include statements that are not historical facts and can be identified by forward - looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” “forecast,” and similar expressions. These forward - looking statements are based upon information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward - looking statements. Important factors that could cause actual results to differ materially from the results referred to in the forward - looking statements the Company makes in this report include: the continued financial and operational impacts of and uncertainties relating to the COVID - 19 pandemic on customers and suppliers and the geographies in which they operate; uncertainties regarding the ability to execute restructuring plans within expected costs and timing; our ability to develop new products based on technological innovation, such as the Internet of Things (“IoT”), and marketplace acceptance of new and existing products, including products related to technology not yet adopted or utilized in certain geographic locations in which we do business; fluctuations in commodity prices and raw material costs; our dependence on significant customers; effects on earnings of any significant impairment of goodwill or intangible assets; prolonged declines or disruption in one or more markets we serve, such as heating, ventilation, air conditioning (“HVAC”), refrigeration, power generation, oil and gas, unit material handling or water heating; product liability and other litigation, or claims by end users, government agencies or others that our products or our customers’ applications failed to perform as anticipated, particularly in high volume applications or where such failures are alleged to be the cause of property or casualty claims; our overall debt levels and our ability to repay principal and interest on our outstanding debt, including debt assumed or incurred in connection with the Rexnord Transaction; our dependence on key suppliers and the potential effects of supply disruptions; seasonal impact on sales of our products into HVAC systems and other residential applications; actions taken by our competitors and our ability to effectively compete in the increasingly competitive global electric motor and controls, power generation and power transmission industries; risks associated with global manufacturing, including risks associated with public health crises; economic changes in global markets where we do business, such as reduced demand for the products we sell, currency exchange rates, inflation rates, interest rates, recession, government policies, including policy changes affecting taxation, trade, tariffs, immigration, customs, border actions and the like, and other external factors that we cannot control; unanticipated costs or expenses we may incur related to litigation, including product warranty issues; infringement of our intellectual property by third parties, challenges to our intellectual property and claims of infringement by us of third party technologies; losses from failures, breaches, attacks or disclosures involving our information technology infrastructure and data; the possibility that the conditions to the consummation of the Rexnord Transaction will not be satisfied, that there will be delays in satisfying or adverse conditions related to the satisfaction of such conditions, or that the Rexnord Transaction will fail to be consummated or be delayed in being consummated for other reasons; changes in the extent and characteristics of the common shareholders of Rexnord and the Company and its effect pursuant to the merger agreement for the Rexnord Transaction on the number of shares of Company common stock issuable pursuant to the transaction, magnitude of the dividend payable to Company shareholders pursuant to the transaction and the extent of indebtedness to be incurred by the Company in connection with the transaction; and the determination by the Company and Rexnord of the number of "Qualifying Overlap Shareholders" at the closing of the Rexnord transaction; the ability to obtain the anticipated tax treatment of the Rexnord Transaction and related transactions; failure to successfully integrate the PMC Business and any other future acquisitions into our business or achieve financial results, operating results, expected synergies and operating efficiencies, due to factors including the future financial and operating performance of the acquired business, loss of key executives and employees, or operating costs, customer loss and business disruption being greater than expected; costs and indemnification obligations related to transactions, including the Rexnord Transaction; risks associated with any litigation related to the Rexnord Transaction or other transactions; unanticipated liabilities of acquired businesses, including the PMC Business; operating restrictions related to the Rexnord Transaction; unanticipated adverse effects or liabilities from business exits or divestitures; changes in the method of determining London Interbank Offered Rate (“LIBOR”), or the replacement of LIBOR with an alternative reference rate; cyclical downturns affecting the global market for capital goods; and other risks and uncertainties including, but not limited, to those described in "Part I - Item 1A - Risk Factors" in our Annual Report on Form 10 - K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2021 and from time to time in other filed reports. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward - looking statements and are cautioned not to place undue reliance on such forward - looking statements. The forward - looking statements included in this communication are made only as of the date of this release, and the Company undertakes no obligation to update any forward - looking information contained in this release or with respect to the announcements described herein to reflect subsequent events or circumstances. Additional information regarding these and other risks and uncertainties is included in “Part I - Item 1A - Risk Factors” in our Annual Report on Form 10 - K filed with the SEC on March 2, 2021 and from time to time in other filed reports, including the Company’s Quarterly Reports on Form 10 - Q. Additional Information This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of the Company, Rexnord or Land Newco, Inc. (“Land”). In connection with the Rexnord Transaction, the Company and Land filed registration statements with the SEC registering shares of Company common stock and Land common stock in connection with the Rexnord Transaction, which have become effective. The Company’s Registration Statement on Form S - 4 (No. 333 - 255982) includes a joint proxy statement/prospectus - information statement relating to the Rexnord Transaction, which was mailed to the Company’s shareholders and Rexnord shareholders. The Company’s shareholders and Rexnord shareholders are urged to read the joint proxy statement/prospectus - information statement and any other relevant documents when they become available, because they contain and will contain important information about the Company, Rexnord, Land and the Rexnord Transaction. The joint proxy statement/prospectus - information statement and other documents relating to the Rexnord Transaction can also be obtained free of charge from the SEC’s website at www.sec.gov. The joint proxy statement/prospectus - information statement and other documents can also be obtained free of charge from Rexnord upon written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643 - 3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364 - 8800.

©2021 Regal Beloit Corporation

©2021 Regal Beloit Corporation

©2021 Regal Beloit Corporation Resi HVAC , 22% C - HVAC , 14% Motors (non - HVAC) , 23% PT , 22% Niche Engineered , 9% Conveying , 3% Pool Pump , 6% REGAL SNAPSHOT – PRO FORMA FOR PMC MERGER 1 OVERVIEW Post PMC Merger, Power Transmission Becomes ~40% Of Sales, Resi HVAC ~16% 6 Sales by Application Sales by End Market Sales by Segment Climate 29% Commercial 28% PTS 25% Industrial 18% 1 2020 Data 2 MCS = Motion Control Solutions 9% Resi HVAC , 16% C - HVAC , 10% Motors (non - HVAC) , 18% PT , 40% Niche Engineered , 3% Conveying , 8% Pool Pump , 4% Climate , 20% Commercial , 20% Industrial , 13% MCS , 47% Before After 2 (a) Includes aggregates processing (b) Includes "cold chain"-related sales (c) End markets in non-manufacturing ISM not categorized elsewhere (d) Includes forestry/wood, ag, grocery, data center, marine, telecom, auto, pharma G.I. , 19% RNC , 4% Consumer , 21% Non - Res NC , 12% Comm. (c) , 11% F&B (b) , 5% A&D , 1% Hospitality , 4% Metals/mining (a) , 4% O&G , 3% Warehouse , 3% Alt. E. , 2% Other (d) , 10% G.I. , 21% RNC , 3% Consumer , 15% Non - Res NC , 10% Comm. (c) , 8% F&B (b) , 9% A&D , 5% Hospitality , 3% Metals/minin g (a) , 5% O&G , 2% Warehouse , 3% Alt. E. , 4% Other (d) , 12%

©2021 Regal Beloit Corporation Portfolio Balanced Between Power Transmission, Motors, Niche Engineered Products LEADING POWER TRANSMISSION & MOTORS OEM WITH >$3B IN SALES OVERVIEW 7 • Fractional HP Motors • Small Fans and Blowers • Fractional to 5 HP Motors • Fans and Blowers • Hermetic Motors 5 to 3,000 HP • Mounted and Unmounted Bearings • Drives, Gearboxes and Gearing Sets • High Performance Couplings • Conveying Products and Components • Motors from 3 to 12,000 HP • Alternators from 5 to 4,000 Kilowatts • Automatic Transfer Switches & Paralleling Switchgear % of Sales Products Brands Climate Solutions 29% Commercial Systems 28% Power Transmission Solutions 24% Industrial Systems 18% 2020 w/ PMC 1 1 Pro Forma for Rexnord PMC merger 20% 20% 47% 13% Segments

©2021 Regal Beloit Corporation REXNORD – PMC MERGER OVERVIEW OVERVIEW Sizable Cost Synergies Plus Opportunities For Above - Market Sales Growth 8 A transformational merger with Rexnord’s PMC Business, using a balance sheet - friendly approach that leverages a RMT 1 structure and sizable RBC - RXN shareholder overlap. Regal will deliver unmatched capabilities across the entire Industrial Powertrain 1 RMT = Reverse Morris Trust

©2021 Regal Beloit Corporation

©2021 Regal Beloit Corporation Driving Stronger, Lower - Risk Free Cash Flow & Higher ROIC TRANSFORMING REGAL INTO A HIGHER - PERFORMING ENTERPRISE OVERVIEW Decentralized Launched 80/20 Consolidating Resources Infusing New Leadership 10 Raised Transparency • Moved From 3 Segment P&L’s to 22 BU and >60 Plant - level & Key Product P&L’s • Allows Leaders to Manage with Greater Precision…and Urgency Implementing RBS - Lean Planting Growth Seeds Upgraded M&A Capabilities • Operating Control Closer to Customers & Channel Partners, Improving VOC • Focusing Resources on Highest - Return Growth Opportunities • Cutting SKUs by ~40% • Human Capital Management Now a Top Strategic Priority • >50% of Regal’s 22 Business Unit (“BU”) Leaders Are New Since 2019 • Reducing Manufacturing Footprint by ~25% (2018 to 2022) • ESG is a Strategic Growth Driver • Detailed Product Road Maps, Defined by VOC, at Each of 22 BU’s • Raising RD&E Spend by $30 Million (~1% % Sales) by 2022 • Digital Investments Enable Data Analytics Solutions & Enhance Service Levels • Removing Waste, Overburden and Variance from All Processes • Every Plant Will Have an Experienced Lean Leader • Refined & Clearly Defined Prospect - to - Close Processes & KPI’s • Rexnord - PMC Deal Will be Transformational (Growth, Margins, Portfolio) [Intentionally omitted]